

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2012

<u>Via E-mail</u>
Kenneth Hill
President and Chief Executive Officer
Victory Energy Corporation
3355 Bee Caves Road, Suite 608
Austin, Texas 78746

      Re: Victory Energy Corporation
              Form 8-K
              Filed June 20, 2012
              File No. 002-76219-NY

Dear Mr. Hill:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Ethan Horowitz

                        Ethan Horowitz
                        Branch Chief